Exhibit 99

March 21, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation

We refer to: (i) the scheme of amalgamation (“Scheme”) for the amalgamation of: (a) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (b) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”); (ii) our disclosure dated June 19, 2023, wherein we had informed that pursuant to the Reserve Bank of India (“RBI”) letter dated April 20, 2023 advising Bank to bring down its shareholding in HDFC Credila Financial Services Limited (“HDFC Credila”) (a wholly owned subsidiary of HDFC Limited, now HDFC Bank) to 10% within two years from the effective date of the Scheme. HDFC Limited (since amalgamated with and into HDFC Bank) and HDFC Bank (being the successor entity of HDFC Limited) had executed definitive documents for sale of approximately 90% of HDFC Credila’s total issued and paid-up share capital as on date, to (a) Kopvoorn B.V., (b) Moss Investments Limited, (c) Defati Investments Holding B.V., and (d) Infinity Partners ((a),(b),(c) and (d) are hereinafter collectively referred as “Acquirers” and the transaction is hereinafter referred as the “Transaction”), subject to regulatory approvals and dispensations (including the RBI and the Competition Commission of India); (iii) our disclosure dated June 27, 2023, wherein RBI had relaxed the restriction on onboarding new customers by HDFC Credila subject to the condition that the application for change in shareholding of HDFC Credila as an NBFC be made to RBI before July 31, 2023 and that the shareholding of HDFC Bank in HDFC Credila be brought down to 10% on or before March 31, 2024 (iv) our disclosure dated August 9, 2023, wherein we had informed that the Competition Commission of India had granted its approval for the Transaction at its meeting held on August 8, 2023; (v) our disclosure dated February 23, 2024, wherein we had informed that RBI had granted its approval for the Transaction vide letter communication dated February 23, 2024 to HDFC Credila (“RBI Approval”); (vi) our disclosure dated February 25, 2024, wherein we had informed that the public notice pursuant to Paragraph 42.3 of the Master Directions- Reserve Bank of India (Non-Banking Financial Company – Scale Based Regulation) Directions, 2023 and the RBI Approval has been issued by HDFC Bank in Financial Express (all editions) and Navshakti; and (vii) our disclosure dated March 19, 2024, wherein we had informed that as of March 19, 2024, HDFC Bank has sold 14,01,72,180 equity shares of HDFC Credila to the Acquirers.

In continuation of the same, we wish to further inform you that on March 20, 2024, HDFC Credila has also allotted 1,91,28,540 equity shares on preferential basis to the Acquirers upon receipt of the subscription amount of approximately Rs. 1303,61,00,010.00 (Rupees One thousand three hundred three crores sixty-one lakh and ten only). Accordingly, as on date, HDFC Bank holds 17,899,005 equity shares, aggregating to 9.99% of total issued and paid-up share capital of HDFC Credila, which is in compliance with the conditions as stipulated by the RBI in its letters dated April 20, 2023 read with the letter dated June 27, 2023.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary